Filthy Filly's BBQ Watering Hole & Steak House is not accepting investment.

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Filthy Filly's BBQ Watering Hole & Steak House

BBQ Joint

338 W Tefft St
Nipomo, CA 93444
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Data Room
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $15,000 invested.
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THE PITCH
Filthy Filly's BBQ Watering Hole & Steak House is seeking investment to complete the renovation on our cu
Renovating LocationFirst LocationLease Secured
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OUR FOOD TRUCK
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OUR STORY

When someone says you can't do it, do it twice and take pictures. We've opened our doors with a messag
friendship. No one is a stranger. We're a family of diversity, living in a community of the same. We're embr
nothing but love and sharing how we have always healed and celebrated in our own lives...the Filthy Filly w

renovations to the space just to open.

NOVEMBER 2020

We turned the catering truck into a food truck, to be able to serve more people in more places.

APRIL 2021

We were able to finalize our permits, but no longer have the budget to complete renovations to our restaur

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OUR RESTAURANT
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Just a sample of what we put out from our truck....Imagine what we can do once the restaurant is opened.

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THE TEAM
Collen Marlett
Owner
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Complete Renovations $42,300
Mainvest Compensation $2,700
Total $45,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $6,872,225 $7,559,447 $8,315,392 $8,731,162 $8,993,097
Cost of Goods Sold $1,638,937 $1,802,830 $1,983,113 $2,082,268 $2,144,736
Gross Profit $5,233,288 $5,756,617 $6,332,279 $6,648,894 $6,848,361

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

EINLetter.pdf

EIN.pdf

Investment Round Status

Target Raise $45,000

Maximum Raise $90,000

Amount Invested $0

Investors 0

Investment Round Ends September 24, 2021

Summary of Terms

Legal Business Name Filthy Filly's Enterprises

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $15,000 invested

1.8×

Investment Multiple 1.6×

Business's Revenue Share 0.3%-0.6%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date July 1, 2027

Financial Condition

Forecasted milestones

Filthy Filly's BBQ Watering Hole & Steak House forecasts the following milestones:

Secured lease in Nipomo, CA.

Hire for the following positions: Server, Cook (x2).

Achieve $6,872,225 in revenue per year by 2022.

Achieve $5,233,288 profit per year by 2022.

Other outstanding debt or equity

As of 7/19/2021, Filthy Filly's BBQ Watering Hole & Steak House has debt of 91,918 outstanding. This debt
and will be senior to any investment raised on Mainvest. In addition to the Filthy Filly's BBQ Watering Hole
the debt raised on Mainvest, Filthy Filly's BBQ Watering Hole & Steak House may require additional funds

BBQ Watering Hole & Steak House competes with many other businesses, both large and small, on the ba
customer experience. Changes in customer preference away from Filthy Filly's BBQ Watering Hole & Steal
to compete successfully against the with other competitors could negatively affect Filthy Filly's BBQ Wate
performance.

Reliance on Management

As a securities holder, you will not be able to participate in Filthy Filly's BBQ Watering Hole & Steak House
influence any managerial decisions regarding Filthy Filly's BBQ Watering Hole & Steak House. Furthermore
personnel of Filthy Filly's BBQ Watering Hole & Steak House were to leave Filthy Filly's BBQ Watering Hole
work, Filthy Filly's BBQ Watering Hole & Steak House (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of st
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in
Filthy Filly's BBQ Watering Hole & Steak House and the key persons will have no control. Changes in assur
significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may va
outcomes. Consequently, there can be no assurance that the actual operating results will correspond to th
Additionally, Filthy Filly's BBQ Watering Hole & Steak House is a newly established entity and therefore ha
forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the
hold your investment for its full term.

The Company Might Need More Capital

Filthy Filly's BBQ Watering Hole & Steak House might need to raise more capital in the future to fund/expa
equipment, hire new team members, market its services, pay overhead and general administrative expens
is no assurance that additional capital will be available when needed, or that it will be available on terms th
an investor. If Filthy Filly's BBQ Watering Hole & Steak House is unable to obtain additional funding when r
business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Filthy Filly's BBQ Watering Hole & Steak House

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, o
declining employment, changes in real estate values, changes in tax policy, changes in political conditions
other factors are unpredictable and could negatively affect Filthy Filly's BBQ Watering Hole & Steak House

Uninsured Losses

Although Filthy Filly's BBQ Watering Hole & Steak House will carry some insurance, Filthy Filly's BBQ Wate
enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks tha
insure against, at least at a reasonable cost. Therefore, Filthy Filly's BBQ Watering Hole & Steak House cou
damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, cons
antitrust laws, and health care laws, could negatively affect Filthy Filly's BBQ Watering Hole & Steak House
continue to operate. Specifically, any additional regulation on the industry could significantly negatively af

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Filthy Filly's BBQ Watering Hole & Steak House's manage
Filthy Filly's BBQ Watering Hole & Steak House to be as successful as possible. However, your interests m
areas, including these: You might want Filthy Filly's BBQ Watering Hole & Steak House to act conservative
to repay the Note obligations, while Filthy Filly's BBQ Watering Hole & Steak House might prefer to spend
You would like to keep the compensation of managers low, while managers want to make as much as they

Future Investors Might Have Superior Rights

If Filthy Filly's BBQ Watering Hole & Steak House needs more capital in the future and takes on additional
new investors might have rights superior to yours. For example, they might have the right to be paid befor
distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchan

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E
rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc
to have an audit committee made up entirely of independent members of the board of directors (i.e., direc
relationships with Filthy Filly's BBQ Watering Hole & Steak House or management), which is responsible fo
Watering Hole & Steak House's compliance with the law. Filthy Filly's BBQ Watering Hole & Steak House w
and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Filthy Filly's
significantly more successful than your initial expectations.

You Do Have a Downside

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for examp
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible
or that the representative will do things you believe are wrong or misguided. If an event of default has occ
appointed, all of the representative's reasonable expenses must be paid before any further payments are

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue
due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Filthy Filly's BBQ Watering Hole & Steak House. Mainvest never predicts or
reviewed or audited this information. For additional information, review the official Form C filing with the S
the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Filthy Filly's BBQ Watering Hole & Steak House isn't accepting investments right now, but is trying to get a
their offering. You will not need to provide any money, and we won't be accepting money or selling securit
and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. C
able to invest if you so choose.
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